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                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                               SCHEDULE 13G


                Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*



                             ES&L Bancorp, Inc.
             --------------------------------------------------
                             (Name of Issuer)


                               Common Stock
             --------------------------------------------------
                       (Title of Class of Securities)


                              269079 10 9
                         --------------------
                            (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       Page 1 of 5 pages
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CUSIP No. 269079 10 9             13G          Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON:  Elmira Savings & Loan, F.A.
     Incentive Savings Plan

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     16-1242898

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [ x ]
        (b)  [   ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of New York

NUMBER OF       5.    SOLE VOTING POWER               0
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER        78,061
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER          0
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER   78,061

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
      78,061

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES:  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  9.2%


12.  TYPE OF REPORTING PERSON: EP
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                                              Page 3 of 5 Pages

              Securities and Exchange Commission
                   Washington, D.C.  20549

Item 1(a)   NAME OF ISSUER.
            ES&L Bancorp, Inc.

Item 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
            300 W. Water Street
            Elmira, New York  14901

Item 2(a)   NAME OF PERSON(S) FILING.
            Elmira Savings & Loan, F.A. Incentive Savings Plan
            ("Plan").

Item 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE.
            Same as Item 1(b).

Item 2(c)   CITIZENSHIP.
            See Row 4 of the second part of the cover page provided for the reporting person.

Item 2(d)   TITLE OF CLASS OF SECURITIES.
            Common Stock, par value $.01 per share.

Item 2(e)   CUSIP NUMBER.
            See the upper left corner of the second part of the cover page provided for the reporting person.

Item 3.     CHECK WHETHER THE PERSON FILING IS A:

           (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

           Item (a) (b) (c) (d) (e) (g) (h) - not applicable.
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                                              Page 4 of 5 Pages

Item 4.    OWNERSHIP.

     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following:  [   ]

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         Not applicable.

Item 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.
         This Schedule 13G is being filed on behalf of the Plan identified in Item 2(a), filing under the Item 3(f) classification.

Item 9.  NOTICE OF DISSOLUTION OF GROUP.
         Not applicable.

Item 10. CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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                                              Page 5 of 5 Pages

SIGNATURE:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELMIRA SAVINGS & LOAN, F.A.
INCENTIVE SAVINGS PLAN

By Elmira Savings & Loan, F.A., as Plan Administrator


/s/ William A. McKenzie                      February 4, 1997
__________________________________           _______________
William A. McKenzie, President               Date